File No. 812-14111

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION OF ING INVESTMENTS, LLC, DIRECTED SERVICES LLC, ING INVESTMENT MANAGEMENT CO. LLC, ING BALANCED PORTFOLIO, INC., ING EQUITY TRUST, ING FUNDS TRUST, ING INVESTORS TRUST, ING INTERMEDIATE BOND PORTFOLIO, ING MAYFLOWER TRUST, ING MONEY MARKET PORTFOLIO, ING MUTUAL FUNDS, ING PARTNERS, INC., ING SEPARATE PORTFOLIOS TRUST, ING SERIES FUND, INC., ING STRATEGIC ALLOCATION PORTFOLIOS, INC., ING VARIABLE FUNDS, ING VARIABLE PORTFOLIOS, INC., ING VARIABLE INSURANCE TRUST, AND ING VARIABLE PRODUCTS TRUST, FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, (THE “1940 ACT”) FROM:  (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

April 12, 2013

Written or oral communications regarding this Application should be addressed to:

Huey P. Falgout, Jr., Chief Counsel

ING Funds

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85255

Copies to:

Jeffrey S. Puretz, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C.  20006-1110

(202) 261-3358

This Application (including Exhibits) consists of 37 pages.

The Exhibit Index is on pages 26-27.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

IN THE MATTER OF

ING Investments, LLC,	AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER OF EXEMPTION

Directed Services LLC,

ING Investment Management Co. LLC,

ING Balanced Portfolio, Inc.,

ING Equity Trust,

ING Funds Trust,

ING Investors Trust,

ING Intermediate Bond Portfolio,

ING Mayflower Trust,

ING Money Market Portfolio,

ING Mutual Funds,

ING Partners, Inc.,

ING Separate Portfolios Trust,

ING Series Fund, Inc.,

ING Strategic Allocation Portfolios, Inc.,

ING Variable Funds,

ING Variable Portfolios, Inc.,

ING Variable Insurance Trust, and

ING Variable Products Trust

File No. 812-14111

PURSUANT TO SECTION 6(c) OF THE 1940 ACT, FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

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I.                                        INTRODUCTION

ING Balanced Portfolio, ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Investors Trust, ING Mayflower Trust, ING Money Market Portfolio, ING Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios Inc., and ING Variable Products Trust (each an “ING Investment Company” and collectively, the “ING Investment Companies”), each a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”)(1) and Directed Services LLC (“DSL”), ING Investments, LLC (“IIL”), and ING Investment Management Co. LLC (“IIM”), and any investment adviser controlling, controlled by, or under common control with IIL, DSL, IIM or their successors (each, an  “Adviser,” and collectively, the “Advisers,” and collectively with the ING Investment Companies and the Series, the “Applicants”), the investment advisers to the Series, hereby file this amended application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisers, subject to the approval of the board of directors/trustees of the pertinent ING Investment Company (each a “Board”), including a majority of the directors/trustees who are not “interested persons” of the Series or the Advisers as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval:  (1) select certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (2) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As used herein, a Sub-Adviser for a Series may be:  (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”); or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, the applicable ING Investment Company, or an Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to a Series (each a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).(2)

(1)                                 The term “Series” as used herein also includes the ING Investment Companies listed above that do not offer multiple series.

(2)                                 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means:  (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

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Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms:  (1) Item 19(a)(3) of Form N-1A;  (2) Items 22(c)(1)(ii), 22(c)(1)(iii),  22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by an Adviser, uses the multi-manager structure described in this application and complies with the terms and conditions set forth herein (“Sub-Advised Series”).  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  All Series that currently are, or that currently intend to be, Sub-Advised Series are identified in the Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.(3)

Applicants are seeking this exemption primarily to enable each Adviser and the Board to obtain for each Sub-Advised Series managed by the Adviser the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, each Adviser, in its capacity as investment adviser, evaluates, allocates assets to, and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, an Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Sub-Advised Series, without obtaining shareholder approval, be permitted to:  (1) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or a Wholly-Owned Sub-Advisers; and (2) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and a Wholly-Owned Sub-Advisers.  Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to herein as “Ineligible Affiliated Sub-Adviser Changes”).

The Applicants have obtained an order from the Commission granting substantially similar relief solely with respect to Non-Affiliated Sub-Advisers (Portfolio Partners, Inc., et al., Investment Company Act Release Nos. 25558 (April 30, 2002) (notice) and 25592 (May 24, 2002) (order) (file no. 812-12160)) (the “Non-Affiliated Sub-Adviser Order”).  Any order (the “Amended Sub-Adviser Order”) granted by the Commission with respect to this Application will supersede the Non-Affiliated Sub-Adviser Order, provided that:  (1) a Sub-Advised Series that has obtained the Board and shareholder approvals necessary to rely upon the relief granted under the Non-Affiliated Sub-Adviser Order may continue to rely upon such relief until shareholder approval of reliance on the relief granted under the Amended Sub-Adviser Order is obtained; and (2) if a Non-Affiliated Sub-Adviser has been appointed in reliance on the Non-Affiliated Sub-Adviser Order, the granting of the Amended Sub-Adviser Order will not necessitate further Board or shareholder approval with respect to such Non-Affiliated Sub-Adviser.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Sub-Advised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

(3)                                 The requested relief will not extend to any sub-advisor, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Sub-Advised Series, or of the Adviser, other than by reason of serving as a sub-advisor to one or more of the Sub-Advised Series (“Affiliated Sub-Adviser”).

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II.                                   THE ING INVESTMENT COMPANIES

Each ING Investment Company is organized as a Massachusetts business trust, a Delaware statutory trust, or a Maryland corporation and is registered with the Commission as an open-end management investment company under the 1940 Act.   The Board of each ING Investment Company consists of a majority of Independent Board Members.  An Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each existing Series.  The ING Investment Companies and the Series are not required to hold annual shareholder meetings.

Each ING Investment Company may offer shares of one or more Series with its own distinct investment objectives, policies, and restrictions.  Currently, the ING Investment Companies consist of 172 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.

In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

The shares of certain of the ING Investment Companies may be offered and sold through insurance company separate accounts, which are used to fund variable annuity contracts and variable life insurance contracts, and may be offered and sold to retirement plans and certain investment advisers, pursuant to an order previously granted by the Commission.(4)

III.                              THE ADVISERS

A.                                    General Background

IIL, with headquarters at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258, is an Arizona limited liability company.  DSL and IIM are each organized as a Delaware limited liability company.  DSL is headquartered at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.  The principal office of IIM is at 230 Park Ave, New York, New York 10169.  Each Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

The Advisers are each an indirect, wholly-owned subsidiary of ING U.S. Inc., which, in turn, is a wholly owned subsidiary of ING Groep N.V. (“ING Groep”).  ING U.S. Inc., a holding company, filed a registration statement with the Commission on November 9, 2012 registering an unspecified amount of its common stock for sale to the public.  The registration statement disclosed that following the offering, ING Groep will indirectly continue to own a portion of the outstanding common stock of ING U.S. Inc.  Following the offering, the Advisers will continue to be wholly-owned subsidiaries of ING U.S. Inc.  ING Groep has stated that it will divest its remaining holdings of the common stock of ING U.S. Inc. in line with a Restructuring Plan as agreed with the European Commission (“EC”).  In October 2009, ING Group submitted a restructuring plan to the EC in order to

(4)                                 Aetna Variable Fund, et al. Investment Company Act Release Nos. 23545 (November 23, 1998) (Notice) and 23616 (December 21, 1998) (Order).  Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners, insurance companies, plan participants, or plan trustees.  Therefore, the term “shareholder” as used in this Application shall refer to variable contract owners, insurance companies, plan participants, or plan trustees entitled to give voting instructions with respect to a Fund.  Pursuant to current Commission requirements and Commission Staff interpretations, insurance companies vote Fund shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees.  In addition, Fund shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company.  The term “payee” as used in this Application shall refer to an individual entitled to the receipt of payment under a variable insurance or annuity contract.

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receive approval for state aid granted to ING Groep by the Kingdom of the Netherlands in November 2008 and March 2009. To receive approval for this state aid, ING Groep was required to divest its insurance and investment management businesses, including ING U.S. Inc.  ING Groep is a global financial institution of Dutch origin offering banking, investments, life insurance, and retirement services to over 85 million private, corporate, and institutional clients in more than 40 countries.  An Adviser serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable ING Investment Company (each an “Investment Management Agreement” and collectively the “Investment Management Agreements”).  Each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

B.                                    Advisory and Administrative Services and Compensation

The Investment Management Agreement for each existing Series was approved by the Board, including a majority of the Independent Board Members, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act.  Each Investment Management Agreement that an Adviser enters into in the future will comply with Section 15(a) of the 1940 Act and will be similarly approved.  Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.

Pursuant to the terms of each Investment Management Agreement, the relevant Adviser, subject to the supervision of the Board, provides continuous investment management of the assets of the relevant Series.  As the investment adviser to the Series that it manages, an Adviser determines the securities and other instruments to be purchased, sold, or entered into by each Series and places orders with brokers or dealers selected by the Adviser.  The Adviser also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  Each Adviser periodically reviews a Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Consistent with the terms of each Investment Management Agreement, the relevant Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Sub-Advised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Series to one or more Sub-Advisers.  In accordance with each Investment Management Agreement, the relevant Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws.  The Adviser continues to have overall responsibility for the management and investment of the assets of each Sub-Advised Series, and the Adviser’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Sub-Advised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.  If an Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser evaluates, selects, and recommends Sub-Advisers to manage the assets (or portion thereof) of a Sub-Advised Series, oversees, monitors, and reviews the Sub-Advisers and their performance and their compliance with the Sub-Advised Series’ investment policies and restrictions.  If the name of any Sub-Advised Series contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

For its services to each Series under the applicable Investment Management Agreement, each Adviser receives an investment management fee from that Series based on the average net assets of that Series.  Certain Series of ING Investors Trust (“IIT”) operate under a “unified” fee arrangement.  Each of these Series pays a single “unified” fee to DSL and DSL is responsible for providing to such Series or arranging and paying for the provision to these Series of a comprehensive package of administrative and other services necessary for the ordinary operation of the Series.  These services include, in addition to advisory services, custody, administration, transfer agency, portfolio accounting, dividend disbursing, auditing, and ordinary legal services.  There are a limited set of expenses that are outside the “unified” fee for which a Series remains responsible, such as fees paid to Independent Board Members, and their out-of-pocket expenses and potential “extraordinary” expenses.  A Series’ expense ratio under this structure will normally be consistent over time.  Other Series of IIT and the Series of the other ING Investment Companies have a more conventional expense structure under which a Series is responsible for its ordinary

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operating expenses, although it may be subject to an expense limitation arrangement with the Adviser, and, in any event, the fees payable to Sub-Advisers are paid by an Adviser.

A Sub-Adviser will receive a sub-advisory fee based upon the average daily net assets of a Series or based on the aggregate net assets of the Series over which the Sub-Adviser is engaged by the Adviser to provide investment advisory services.  The fee paid to a Sub-Adviser is the result of negotiations between the relevant Adviser and the Sub-Adviser and is approved by the Board, including a majority of the Independent Board Members.

IV.                               THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, the Advisers have entered into Sub-Advisory Agreements with the following Sub-Advisers on behalf of the Sub-Advised Series:

•                  Acadian Asset Management LLC serves as sub-adviser to ING International SmallCap Fund.

•                  American Century Investment Management, Inc. serves as sub-adviser to ING American Century Small-Mid Cap Value Portfolio.

•                  Baillie Gifford Overseas Limited serves as sub-adviser to ING International Growth Fund.

•                  BAMCO, Inc. serves as sub-adviser to ING Baron Growth Portfolio.

•                  BlackRock Advisors, LLC serves as sub-adviser to ING BlackRock Health Sciences Opportunities Portfolio and ING BlackRock Science and Technology Opportunities Portfolio.

•                  BlackRock Financial Management, Inc. serves as sub-adviser to ING BlackRock Inflation Protected Bond Portfolio.

•                  BlackRock Investment Management, LLC serves as sub-adviser to ING BlackRock Large Cap Growth Portfolio.

•                  Brandes Investment Partners L.P. serves as sub-adviser to ING International Value Fund.

•                  CBRE Clarion Securities LLC serves as sub-adviser to ING Global Real Estate Fund, ING Clarion Real Estate Portfolio, ING Clarion Global Real Estate Portfolio, ING International Real Estate Fund, and ING Real Estate Fund.

•                  Columbia Management Investment Advisers, LLC serves as sub-adviser to ING Columbia Small Cap Value II Portfolio.

•                  Davis Selected Advisers, L.P. serves as sub-adviser to ING Davis New York Venture Portfolio.

•                  del Rey Global Investors LLC serves as sub-adviser to ING International Value Fund.

•                  Delaware Management Company serves as sub-adviser to ING Emerging Markets Equity Fund.

•                  Dimensional Fund Advisors L.P. serves as sub-adviser to ING DFA Global Allocation Portfolio and ING DFA World Equity Portfolio.

•                  Fidelity Management & Research Company serves as sub-adviser to ING FMRSM Diversified Mid Cap Portfolio.

•                  Franklin Advisers Inc. serves as sub-adviser to ING Franklin Income Portfolio.

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•                  Franklin Mutual Advisers LLC serves as sub-adviser to ING Franklin Mutual Shares Portfolio.

•                  Goldman Sachs Asset Management L.P. serves as sub-adviser to ING Goldman Sachs Commodity Strategy Portfolio.

•                  ING Investment Management Advisors B.V. serves as sub-adviser to ING Alternative Beta Fund, ING Global Equity Dividend Fund, ING Global Opportunities Fund, ING International Value Fund, ING Large Cap Value Portfolio, ING Global Bond Portfolio, ING Australia Index Portfolio and ING Russia Fund.

•                  ING Investment Management Asia/Pacific (Hong Kong) Limited serves as sub-adviser to ING Greater China Fund, ING Large Cap Value Fund, ING Global Bond Portfolio and ING Australia Index Portfolio.

•                  IIM serves as sub-adviser to ING Australia Index Portfolio, ING Balanced Portfolio, ING Bond Portfolio, ING Capital Allocation Fund, ING Core Equity Research Fund, ING Corporate Leaders 100 Fund, ING Emerging Markets Corporate Debt Fund, ING Emerging Markets Hard Currency Debt Fund, ING Emerging Markets Index Portfolio, ING Emerging Markets Local Currency Debt Fund, ING Euro STOXX 50 Index® Portfolio, ING Floating Rate Fund, ING FTSE 100 Index® Portfolio,  ING GET U.S. Core Portfolio Series 11,  ING GET U.S. Core Portfolio Series 12,  ING GET U.S. Core Portfolio Series 13, ING GET U.S. Core Portfolio Series 14, ING Global Bond Fund, ING Global Bond Portfolio, ING Global Natural Resources Fund, ING Global Resources Portfolio, ING Global Target Payment Fund, ING GNMA Income Fund, ING Growth and Income Portfolio, ING Growth Opportunities Fund, ING Hang Seng Portfolio, ING High Yield Bond Fund, ING Index Plus International Equity Fund, ING Index Plus LargeCap Portfolio, ING Index Plus MidCap Portfolio, ING Index Plus SmallCap Portfolio, ING Intermediate Bond Fund, ING Intermediate Bond Portfolio, ING International Index Portfolio, ING International Value Equity Fund, ING International Value Fund, ING International Value Portfolio, ING Investment Grade Credit Fund, ING Japan TOPIX Index® Portfolio, ING Large Cap Growth Fund, ING Large Cap Growth Portfolio, ING Large Cap Value Fund, ING Large Cap Value Portfolio, ING Limited Maturity Bond Portfolio, ING Liquid Assets Portfolio, ING MidCap Opportunities Fund, ING MidCap Opportunities Portfolio, ING Money Market Fund,  ING Money Market Portfolio, ING RussellTM Large Cap Growth Index Portfolio, ING RussellTM Large Cap Index Portfolio, ING RussellTM Large Cap Value Index Portfolio, ING RussellTM Mid Cap Growth Index Portfolio, ING RussellTM Mid Cap Index Portfolio, ING RussellTM Small Cap Index Portfolio, ING Small Company Fund, ING Small Company Portfolio, ING SmallCap Opportunities Fund, ING SmallCap Opportunities Portfolio, ING SMID Cap Equity Fund, ING Strategic Allocation Conservative Portfolio, ING Strategic Allocation Growth Portfolio, ING Strategic Allocation Moderate Portfolio, ING Strategic Income Fund,  ING U.S. Bond Index Portfolio, ING U.S. Stock Index Portfolio, ING Value Choice Fund and ING WisdomTreeSM Global High-Yielding Equity Index Portfolio.

•                  Invesco Advisers Inc. serves as sub-adviser to ING Invesco Van Kampen Comstock Portfolio, ING Invesco Van Kampen Equity and Income Portfolio, and ING Invesco Van Kampen Growth and Income Portfolio.

•                  JPMorgan Investment Management Inc. serves as sub-adviser to ING Emerging Markets Equity Fund, ING JPMorgan Emerging Markets Equity Portfolio, ING JPMorgan Mid Cap Value Portfolio, and ING JPMorgan Small Cap Core Equity Portfolio.

•                  Marsico Capital Management, LLC serves as sub-adviser to ING Marsico Growth Portfolio.

•                  Massachusetts Financial Services Company is sub-adviser to ING MFS Total Return Portfolio and ING MFS Utilities Portfolio.

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•                  Morgan Stanley Investment Management Inc. serves as sub-adviser to ING Morgan Stanley Global Franchise Portfolio.

•                  OppenheimerFunds, Inc. serves as sub-adviser to ING Oppenheimer Active Allocation Portfolio and ING Oppenheimer Global Portfolio.

•                  Pacific Investment Management Company LLC serves as sub-adviser to ING PIMCO High Yield Portfolio, ING PIMCO Total Return Bond Portfolio, and ING PIMCO Total Return Portfolio.

•                  Pioneer Investment Management Inc. serves as sub-adviser to ING Pioneer Fund Portfolio, ING Pioneer High Yield Portfolio, and ING Pioneer Mid Cap Value Portfolio.

•                  RBC Global Asset Management (U.S.) Inc. serves as sub-adviser to ING Mid Cap Value Fund.

•                  Schroder Investment Management North America Inc. serves as sub-adviser to ING International SmallCap Fund.

•                  T. Rowe Price Associates, Inc. serves as sub-adviser to ING T. Rowe Price Capital Appreciation Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio, ING T. Rowe Price Equity Income Portfolio, ING T. Rowe Price Growth Equity Portfolio, ING International Growth Fund, and ING T. Rowe Price International Stock Portfolio.

•                  Templeton Global Advisors Limited serves as sub-adviser to ING Templeton Global Growth Portfolio.

•                  Templeton Investment Counsel, LLC serves as sub-adviser to ING Templeton Foreign Equity Portfolio.

•                  Thornburg Investment Management, Inc. serves as sub-adviser to ING International Core Fund and ING Thornburg Value Portfolio.

•                  UBS Global Asset Management (Americas) Inc. serves as sub-adviser to ING UBS U.S. Large Cap Equity Portfolio.

•                  Wellington Management Company, LLP serves as sub-adviser to ING Mid Cap Value Fund and ING International Core Fund.

The Advisers may also, in the future, enter into Sub-Advisory Agreements on behalf of these or other Series.  IIM, ING Investment Management Advisors B.V. (“IIMA”) and ING Investment Management Asia/Pacific Limited (“IIM A/P”) are each indirect, wholly-owned subsidiaries of ING Groep which provide asset management services.

The Sub-Advisers are, and any future Sub-Advisers will be, “investment advisers” to the Sub-Advised Series within the meaning of section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-Advised Series subject to, without limitation, the requirements of section 15(c) of the 1940 Act.  Applicants further acknowledge that any contract to provide investment management services would be subject to the provisions of section 36(b) of the 1940 Act.  In addition, the Sub-Advisers are, and any future Sub-Advisers will be, registered, or not subject to registration, with the Commission as investment advisers under the Advisers Act or exempt from such registration.

Each Adviser selects Sub-Advisers based on, among other things, the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  IIL and DSL have employed, and in the future, each Adviser may employ, multiple Sub-Advisers for one or more of the Sub-Advised Series.  In those instances, the Adviser would allocate and, as appropriate, reallocate a

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Sub-Advised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Sub-Advised Series allocated to each of them.

Each Adviser engages in an on-going analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the Board as needed.  The Advisers also negotiate and may renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Advisers and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Series’ portfolio or a portion thereof, and place orders with brokers or dealers that they select.  The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Series, and will assist the Advisers in maintaining the Sub-Advised Series’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisers monitor the respective Sub-Advised Series’ investments and provide periodic reports to the Board and the Advisers.  The Sub-Advisers also make their officers and employees available to the Advisers and the Board to review the investment performance and investment policies of the Sub-Advised Series.

The Sub-Advisory Agreements were approved by the Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Sub-Adviser Order did not apply or was not relied upon, the shareholders of the Sub-Advised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Sub-Advised Series, and provides that:  (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act; (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the Sub-Advised Series on sixty days’ written notice to the Sub-Adviser; and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.  The Sub-Advisory Agreements set forth the duties of the Sub-Advisers and precisely describe the compensation paid by the Advisers to the Sub-Advisers.

The terms of the Sub-Advisory Agreements are also reviewed and considered for renewal on an annual basis by the Board, including a majority of the Independent Board Members, in accordance with Section 15(c) of the 1940 Act.  Each year, the Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements.  Over the course of several months, the Contracts Committee of the Board, in coordination with other committees of the Board, reviews comprehensive materials received from the Adviser, independent third parties, and independent counsel.  The Contracts Committee of the Board consists entirely of Independent Board Members.  The Applicants expect the Board to continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Currently, the Board reviews information provided by the Advisers and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements.  A Sub-Advised Series discloses in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the Board is maintained as part of the records of the respective Sub-Advised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, each Adviser agrees to pay the relevant Sub-Advisers a fee based on the percentage of the assets overseen by the Sub-Advisers, or based on a percentage of the assets of the Sub-Advised Series that a Sub-Adviser manages.  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Series.  None of the ING Investment Companies or

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any Sub-Advised Series is responsible for paying sub-advisory fees to any Sub-Adviser.  Each Adviser compensates each Sub-Adviser out of the fee paid to the Adviser under the relevant Investment Management Agreement.

V.                                    REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

VI.                               LEGAL ANALYSIS AND DISCUSSION

A.                                    Shareholder Vote

1.                                      Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Series to approve a Sub-Advisory Agreement whenever an Adviser proposes that the Board hire a new Sub-Adviser to manage the assets of a Sub-Advised Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to a Sub-Advisory Agreement.

Each Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.(5)  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.(6)

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not

(5)                                 See Section 15(a)(3) of the 1940 Act.

(6)                                 See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

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believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire, and terminate Wholly-Owned Sub-Advisers.

A Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.                                      Requested Relief

Applicants seek relief to:  (1) select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Series and enter into Sub-Advisory Agreements; and (2) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because:  (1) the Adviser either operates the Sub-Advised Series, or may operate the Sub-Advised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

i.                                         Operations of the ING Investment Companies

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.(7)  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.(8)  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval, and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively, for multi-manager funds, the investment adviser is not normally responsible for day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser to that Sub-Advised Series, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Advisers in light of the management structure of the Sub-Advised Series, as well as the shareholders’ expectation that the Advisers are in possession of information necessary to select capable Sub-Advisers.  The Advisers have the requisite expertise to evaluate, select and supervise the Sub-Advisers.  The Advisers will not normally make day-to-day investment decisions for a Sub-Advised Series.(9)

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The

(7)                                 See Section 1(b)(6) of the 1940 Act.

(8)                                 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

(9)                                 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Sub-Advised Series.

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individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Series’ investment objective(s) and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Series.  Shareholders expect the Advisers, subject to review and approval of the Board, to select Sub-Advisers who the Advisers believe can achieve the Sub-Advised Series’ investment objectives.  Shareholders also rely on the Advisers for the overall management of a Sub-Advised Series and the Sub-Advised Series’ total investment performance.

In evaluating the services that a Sub-Adviser will provide to a Sub-Advised Series, an Adviser considers certain information, including, but not limited to, the following:

1.                                      the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy, strategies, and technique and the Sub-Adviser’s methods to ensure compliance with the investment objective(s), policies and restrictions of the Sub-Advised Series;

2.                                      a description of the various personnel furnishing such services;

3.                                      Data regarding the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and the performance of mutual funds included in a comparable selected peer group (“SPG”) generated in accordance with a Board-approved methodology.

In obtaining this information, the Adviser will typically:  (1) review the information provided by the Sub-Adviser in response to questions from Counsel to the Independent Board Members; (2) conduct a due diligence review of the Sub-Adviser; and (3) together with the Board and/or a committee of the Board, meet with the proposed Sub-Adviser.

In addition, the Adviser and the Board considers the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Series for which a Sub-Adviser will provide portfolio management services.  Although only the Adviser’s fee is payable directly by a Sub-Advised Series, and the fee for the Sub-Adviser to that Sub-Advised Series is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Series.  Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of overall fee arrangements.  In conducting this analysis, the Adviser and the relevant Board consider certain information, including, but not limited to, the following:

1.                                      A description of the proposed sub-advisory fees;

2.                                      Data with respect to the projected expense ratios of the Sub-Advised Series and comparisons of those expense ratios with those of mutual funds included in the Sub-Advised Series SPG; and

3.                                      Information regarding the profitability of the Adviser with respect to the Sub-Advised Series, taking into account the fees payable by the Adviser to the Sub-Adviser.

ii.                                     Minimizing Conflicts of Interest

With respect to the relief sought herein, the Applicants believe that any conflict of interest, opportunity for self-dealing, or economic incentive to select a Wholly-Owned Sub-Adviser is minimized under the terms and conditions of this Application.  As noted above, no Sub-Advised Series will be responsible for compensating a Wholly-Owned Sub-Adviser.  The Adviser will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Sub-Advised Series.  The Adviser is responsible, pursuant to the Investment

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Management Agreement, for paying the Wholly-Owned Sub-Adviser from the management fee it is paid by the Sub-Advised Series.

Even if an Adviser had an economic incentive, the ability to act to the detriment of the shareholders of the Sub-Advised Series is minimized because of the conditions set forth in this Application.  Applicants assert that conditions 6, 7, 10, and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel.  For any Sub-Advised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser to that Sub-Advised Series, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Sub-Advised Series is in the best interests of the Sub-Advised Series and its shareholders.  A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser.  If an Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Series would remain subject to the annual review by the Board.  Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.

iii.                                 Benefits to Shareholders

Currently, when a Sub-Adviser that is affiliated with the Advisers is retained by an Adviser on behalf of a Sub-Advised Series, the shareholders of the Sub-Advised Series are required to approve the Sub-Advisory Agreement with the affiliated Sub-Adviser.  Similarly, in cases where the Adviser and Series are unable to rely on the Non-Affiliated Sub-Adviser Order to allow the Adviser to enter into a Sub-Advisory Agreement with a Non-Affiliated Sub-Adviser,(10) the Series will obtain shareholder approval of that Sub-Advisory Agreement.  When an Adviser and Series are permitted to rely on the Non-Affiliated Sub-Adviser Order to allow the Adviser to enter into a Sub-Advisory Agreement with a Non-Affiliated Sub-Adviser without submitting such Agreement to shareholders for approval, such shareholder approval is not obtained, and the Agreement is implemented pursuant to the conditions of the Non-Affiliated Sub-Adviser Order.

Similarly, if an existing Sub-Advisory Agreement is amended in any material respect, approval by the shareholders of the affected Sub-Advised Series is required when the Adviser and Series are unable to rely on the Non-Affiliated Sub-Adviser Order or a provision under the 1940 Act (or interpretation thereof) to effect that amendment.  Moreover, if Sub-Advisory Agreements are “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser, unless the Adviser is able to rely on the Non-Affiliated Sub-Adviser Order to retain a Non-Affiliated Sub-Adviser.

In all the instances described above that call for shareholder approval of a new Sub-Advisory Agreement or change to an existing Sub-Advisory Agreement, a Sub-Advised Series will:  call and hold a shareholder meeting; create and distribute proxy solicitation materials; and solicit votes from shareholders on behalf of the Sub-Advised Series.  In many instances, a proxy solicitor must be engaged to obtain shareholder approval of new sub-advisory arrangements.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Series and its shareholders.

As noted above, shareholders investing in a Sub-Advised Series are effectively hiring an Adviser to manage the Sub-Advised Series’ assets by overseeing, monitoring, and evaluating the Sub-Adviser or Sub-Advisers, rather than by the Adviser hiring its own employees to oversee that Sub-Advised Series.  The Applicants believe that permitting an Adviser to perform the duties for which the shareholders of a Sub-Advised Series are paying the

(10)                          Such would be the case, for example, where the shareholders of a Series have not yet approved the Series’ reliance on the Non-Affiliated Sub-Adviser Order, as required by Condition One of the Order.

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Adviser — the selection, supervision, and evaluation of Sub-Advisers, including Wholly-Owned Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series’ shareholders and will allow such Sub-Advised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and an Adviser believe that a change would benefit a Sub-Advised Series and its shareholders.  Without the requested relief, a Sub-Advised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage the Sub-Advised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

iv.                                  Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers.  If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisers are hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (1) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;(11) and (2) the Sub-Advised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

(11)                          A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things:  (1) summarize the relevant information regarding the new Sub-Adviser; (2) inform shareholders that the Multi-Manager Information Statement is available on a website; (3) provide the website address; (4) state the time period during which the Multi-Manager Information Statement will remain available on that website; (5) provide instructions for accessing and printing the Multi-Manager Information Statement; and (6) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

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Prior to any Sub-Advised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Sub-Advised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.  If any Sub-Advised Series obtains shareholder approval of a sub-adviser approval policy either at a meeting of shareholders, or by the consent of the sole shareholder prior to the Sub-Advised Series offering its shares, prior to the issuance of an order,(12) the prospectus for the Sub-Advised Series will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend existing Sub-Advisory Agreements without soliciting further shareholder vote.  In the case of any new Sub-Advised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

B.            Fee Disclosure

1.             Regulatory Background

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state:  (1) the aggregate amount of the investment adviser’s fee during the last year; (2) the amount that the adviser would have received had the proposed fee been in effect; and (3) the difference between (1) and (2) stated as a percent of the amount in (1).  Together, these provisions may require a Sub-Advised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Sub-Advised Series’ financial statements to disclose information concerning fees paid to Sub-Advisers, the nature of the Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Advisers accounting for 5% or more of the aggregate fees paid to the Adviser.

(12)                          If a Sub-Advised Series has obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Non-Affiliated Sub-Advisers only) and has met all other terms and conditions of the requested order, the Sub-Advised Series may rely on the applicable part of the order requested in this Application (e.g., hiring Non-Affiliated Sub-Advisers and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisers).

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2.             Requested Relief

Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series’ net assets):  (1) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser; (2) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (3) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b), and (c) of Regulation S-X (collectively, the “Regulatory Disclosure Requirements”).  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Series’ net assets.  If a sub-adviser, other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, is employed to provide management services to a Series, that Series will provide separate disclosure of any fees paid to such sub-adviser, as required under the Regulatory Disclosure Requirements.  Further, a Sub-Advised Series may opt to provide separate disclosure of any fees paid to Wholly-Owned Sub-Advisers and Non-Affiliated Sub-Advisers that meets the Regulatory Disclosure Requirements.  In such an event, the Sub-Advised Fund would not comply with Condition 8 to this Application that requires that an Adviser provide the Board with certain profitability information about the relevant Sub-Advised Series.  Applicants will only comply with Condition 8 to the extent they rely on the relief to provide Aggregate Fee Disclosure with respect to a Sub-Advised Series.

Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Series under a multi-manager structure and no Sub-Advised Series would be responsible for the payment of advisory fees to the Sub-Advisers.   As noted above, the Adviser may operate Sub-Advised Series in a manner different from a traditional investment company.  By investing in a Sub-Advised Series, shareholders are hiring the Adviser to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Series.  Pursuant to each Investment Management Agreement, the Adviser will compensate the Sub-Advisers directly.  Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Sub-Advised Series’ fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Sub-Advised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.(13)

(13)                         The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-advised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-advised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts.  Moreover, if one Sub-Adviser is aware of the Advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.  The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C.            Precedent

The Commission has granted relief substantially similar to the relief sought here in the following orders:  Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order); Capital Research and Management Company, et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (notice) and 30173 (August 20, 2012) (order).

VII.         CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:(14)

1.                                      Before a Sub-Advised Series may rely on the order requested in the Application, the operation of the Sub-Advised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Series’ outstanding voting securities (or if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the 1940 Act, which in the case of a new Sub-Advised Series whose public shareholders (or variable contract owners through a registered separate account)  purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series’ shares to the public (or the variable contract owners through a separate account).

2.                                      The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application.  Each Sub-Advised Series will hold itself out to the public as employing the multi-manager structure described in this Application.  A Sub-Advised Series’ prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.                                      The Adviser will provide general management services to a Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets.  Subject to review and approval of the Board, the Adviser will:   (1) set a Sub-Advised Series’ overall investment strategies; (2) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Series’ assets; and (3) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Series’ investment objective, policies, and restrictions.

(14)                          Applicants will only comply with conditions 8 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

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Subject to review by the Board, the Adviser will:  (1) when appropriate, allocate and reallocate a Sub-Advised Series’ assets among multiple Sub-Advisers; and (2) monitor and evaluate the performance of Sub-Advisers.

4.                                      A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5.                                      A Sub-Advised Series will inform shareholders (or, if the Sub-Advised Series serves as a funding medium for any sub-account of a registered separate account, the Adviser will inform the unitholders of the sub-account) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.                                      At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.                                      Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members.  The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.                                      The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.                                      Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.                               Whenever a Sub-Adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.                               No Board Member or officer of a Sub-Advised Series or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except:  (1) for ownership of interests in the Adviser or any entity, that controls, is controlled by, or is under common control with the Adviser; or (2) for the ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.                               Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.                               In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

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VIII.       PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 to A-5 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 to B-5 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants request that all written communications regarding this Application be directed to:

Huey P. Falgout, Jr. Chief Counsel

ING Funds

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona  85258

IX.          CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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ON BEHALF OF EACH OF THE FOLLOWING:

ING EQUITY TRUST,

ING FUNDS TRUST,

ING INVESTORS TRUST,

ING MAYFLOWER TRUST,

ING MUTUAL FUNDS

ING PARTNERS, INC.,

ING SEPARATE PORTFOLIOS TRUST,

ING VARIABLE INSURANCE TRUST, AND

ING VARIABLE PRODUCTS TRUST

Date:	April 12, 2013	By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel

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ON BEHALF OF EACH OF THE FOLLOWING:

ING BALANCED PORTFOLIO, INC.,

ING INTERMEDIATE BOND PORTFOLIO,

ING MONEY MARKET PORTFOLIO,

ING SERIES FUND, INC.,

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.,

ING VARIABLE FUNDS, AND

ING VARIABLE PORTFOLIOS, INC.

Date:	April 12, 2013	By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel l

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ING INVESTMENTS, LLC

Date:	April 12, 2013	By:	/s/ Todd Modic
Todd Modic
Senior Vice President

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DIRECTED SERVICES LLC

Date:	April 12, 2013	By:	/s/ Todd Modic
Todd Modic
Senior Vice President

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ING INVESTMENT MANAGEMENT CO., LLC

Date:	April 12, 2013	By:	/s/ Michael Gioffre
Michael Gioffre, Chief Compliance Officer

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EXHIBITS TO APPLICATION

A.                                    Authorization required pursuant to Rule 0-2(c)(1) under the 1940 Act

1.                                      ING Equity Trust,

ING Funds Trust,

ING Investors Trust,

ING Mayflower Trust,

ING Mutual Funds,

ING Partners, Inc.,

ING Separate Portfolios Trust,

ING Variable Insurance Trust, and

ING Variable Products Trust

2.                                      ING Balanced Portfolio, Inc.,

ING Intermediate Bond Portfolio,

ING Money Market Portfolio,

ING Series Fund, Inc.,

ING Strategic Allocation Portfolios, Inc.,

ING Variable Funds,

ING Variable Portfolios, Inc.

3.                                      ING Investments, LLC

4.                                      Directed Services LLC

5.                                      ING Investment Management Co. LLC

B.                                    Verifications of Signatures required pursuant to Rule 0-2(d)

1.                                      ING Equity Trust,

ING Funds Trust,

ING Investors Trust,

ING Mayflower Trust,

ING Mutual Funds,

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ING Partners, Inc.,

ING Separate Portfolios Trust,

ING Variable Insurance Trust, and

ING Variable Products Trust

2.                                      ING Balanced Portfolio, Inc.,

ING Intermediate Bond Portfolio,

ING Money Market Portfolio,

ING Series Fund, Inc.,

ING Strategic Allocation Portfolios, Inc.,

ING Variable Funds,

ING Variable Portfolios, Inc.

3.                                      ING Investments, LLC

4.                                      Directed Services LLC

5.                                      ING Investment Management Co. LLC

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EXHIBIT A-1

SECRETARY’S CERTIFICATE

I, Theresa Kelety, do hereby certify that I am the duly elected and qualified Assistant Secretary of ING Equity Trust, ING Funds Trust, ING Investors Trust, ING Mayflower Trust, ING Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Variable Insurance Trust, and ING Variable Products Trust (the “Funds”) that have executed the application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the Investment Company Act of 1940 ( “1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms, and that the following is a true and correct copy of the resolutions that were duly adopted at a meeting of the Board of Directors/Trustees of each Fund convened and held on September 6, 2012 and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

Upon motions duly made and seconded, it was unanimously

VOTED:

RESOLVED, that the ING Funds (each a “Fund” and collectively, the “Funds”), be, and each hereby is, authorized and directed to join in an amendment to the application for exemptive relief (the “Amended Application”) to the U.S. Securities and Exchange Commission, from the provisions of Section 15(a) of the Investment Company Act of 1940 (“1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms, as presented to the Compliance Committee, and to execute and cause to be filed the Amended Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of ING Funds be, and each hereby is, authorized, with the assistance of counsel, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, ING Funds, as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have set my hand this 12th day of April, 2013.

/s/ Theresa K. Kelety
Theresa K. Kelety
Assistant Secretary

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EXHIBIT A-2

SECRETARY’S CERTIFICATE

I, Theresa K. Kelety, do hereby certify that I am the duly elected and qualified Secretary of ING Balanced Portfolio, Inc. ING Series Fund, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds and ING Variable Portfolios, Inc. (the “Funds”) that have executed the application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms, and that the following is a true and correct copy of the resolutions that were duly adopted at a meeting of the Board of Directors/Trustees of each Fund convened and held on September 6, 2012 and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

Upon motions duly made and seconded, it was unanimously

VOTED:

RESOLVED, that the ING Funds (each a “Fund” and collectively, the “Funds”), be, and each hereby is, authorized and directed to join in an amendment to the application for exemptive relief (the “Amended Application”) to the U.S. Securities and Exchange Commission, from the provisions of Section 15(a) of the Investment Company Act of 1940 (“1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms, as presented to the Compliance Committee, and to execute and cause to be filed the Amended Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of ING Funds be, and each hereby is, authorized, with the assistance of counsel, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, ING Funds, as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have set my hand this 12th day of April, 2013.

/s/ Theresa K. Kelety
Theresa K. Kelety
Assistant Secretary

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EXHIBIT A-3

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, ING Investments, LLC hereby states that pursuant to his position as Senior Vice President of ING Investments, LLC, the undersigned Todd Modic, is authorized to file this Application in its name and on its behalf.

ING INVESTMENTS, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

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EXHIBIT A-4

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, Directed Services LLC hereby states that pursuant to his position as Senior Vice President of Directed Services LLC, the undersigned Todd Modic, is authorized to file this Application in its name and on its behalf.

DIRECTED SERVICES LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

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EXHIBIT A-5

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, ING Investment Management Co. LLC hereby states that pursuant to his position as Senior Vice President of ING Investment Management Co. LLC the undersigned Michael Gioffre, is authorized to file this Application in its name and on its behalf.

ING INVESTMENT MANAGEMENT CO., LLC

By:	/s/ Michael Gioffre
Michael Gioffre, Chief Compliance Officer

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EXHIBIT B-1

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an order of the Commission

The undersigned states that she has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms dated April 12, 2013  for and on behalf of ING Equity Trust, ING Funds Trust, ING Investors Trust, ING Mayflower Trust, ING Mutual Funds, ING Partners, Inc., ING Separate Portfolios Trust, ING Variable Insurance Trust, and ING Variable Products Trust (the “Funds”), that she is the Assistant Secretary of the Funds, and that all action by shareholders and the Directors/Trustees of the Funds necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Theresa K. Kelety
Theresa K. Kelety

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EXHIBIT B-2

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an order of the Commission

The undersigned states that she has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms dated April 12, 2013 for and on behalf of ING Balanced Portfolio, Inc. ING Series Fund, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds and ING Variable Portfolios (the “Funds”), that she is the Secretary of the Funds, and that all action by shareholders and the Directors/Trustees of the Funds necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Theresa K. Kelety
Theresa K. Kelety

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EXHIBIT B-3

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms dated April 12, 2013 for and on behalf of ING Investments, LLC (“IIL”), that he is the Senior Vice President of IIL, and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

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EXHIBIT B-4

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms dated April 12, 2013  for and on behalf of Directed Services LLC (“DSL”), that he is the Senior Vice President of DSL, and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

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EXHIBIT B-5

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms dated April 12, 2013  for and on behalf of ING Investment Management Co. LLC (“IIM”), that he is the Senior Vice President of IIM, and that all action by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael Gioffre
Michael Gioffre, Chief Compliance Officer

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